UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006.

                                Group Simec, Inc.
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                 (Translation of Registrant's Name Into English)

                                     Mexico
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                 (Jurisdiction of incorporation or organization)

Av. Lazaro Cardenas 601, Colonia la Nogalera, Guadalajara, Jalisco, Mexico 44440
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                     (Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|      Form 40-F |_|

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|            No |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________________.)

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

      GRUPO SIMEC, S.A. de C.V.

                                                  ------------------------------
                                                           (Registrant)

Date:  March 3, 2006.                         By: /s/ Luis Garcia Limon
                                                  ------------------------------
                                                  Name: Luis Garcia Limon
                                                  Title: Chief Executive Officer

                           CHANGE OF EXTERNAL AUDITOR

Guadalajara, Jalisco, Mexico, March 3, 2006.

Registrant: Grupo Simec, S.A. de C.V.

Symbol: AMEX-SIM

Previous External Auditor:
C. P. Jorge O. Perez Zermeno
KPMG Cardenas Dosal, S.C. Member of KPMG International

New External Auditor:
C. P. Jose Maria Tabares
Mancera, S.C. Member of Ernst & Young

The audit committee of Grupo Simec, S. A. de C. V. proposed to the board of directors a change in the external auditor for the company for the year ended December 31, 2005, from KPMG Cardenas Dosal, S.C. Member of KPMG International, to Mancera, S.C. Member of Ernst & Young, and the board of directors approved the same, as being in the company's best interests.